Exhibit 4.5

GLOBAL GEOPHYSICAL SERVICES, INC.

AMENDED AND RESTATED

PLAN OF RECAPITALIZATION

Whereas, Global Geophysical Services, Inc. (the “Company”) is a corporation organized and existing under the laws of the State of Delaware;

Whereas, at a Special Meeting held on July 28, 2006, the Company’s shareholders approved a Plan of Recapitalization dated July 14, 2006 (the “Original Plan”) that provided for the conversion of all of the Company’s outstanding capital stock into a single, new class of Common Stock, the amendment of the Company’s governing documents to reflect the new capital structure, and the authorization of the Company’s Board of Directors to split the new Common Stock at a ratio to be determined by the Board of Directors in the event of a public offering of the Company’s stock on or before March 31, 2007 (the “Deadline”);

Whereas, no public offering occurred by the Deadline, as result of which the Original Plan terminated by its own terms on that date;

Whereas, the Board of Directors of the Company has determined that it is in the best interest of the Company to revive the Original Plan, and to amend it by extending the Deadline, adapting the definitions of the Original Plan to conform to intervening changes in the Company’s Certificate of Incorporation and capital structure, and omitting certain provisions of the Original Plan that have already been put into effect, such as the division of the Board of Directors of the Company into three classes;

Now, therefore, this Amended and Restated Plan of Recapitalization (the “Plan”) revives the Original Plan and amends it by restatement in its entirety to read as follows:

1.                 Summary

The Company has obtained financing through a series of private placements of equity securities, principally a series of preferred stock, to accredited investors. In addition, employees have received shares of capital stock pursuant to written agreements with the Company. As a result of these issuances, the Company’s authorized capital structure consists of two classes of common stock and three series of preferred stock.

The Board of Directors of the Company has determined that it may be in the Company’s best interest to seek additional financing through an initial public offering of equity securities of the Company that will be registered with the United States Securities and Exchange Commission and pursuant to the securities laws of applicable states. To facilitate such a public offering, the Board of Directors believes that it may be in the best interest of the Company and its stockholders (i) to simplify the Company’s capital structure by effecting the conversion of all existing shares of common and preferred stock and creating a single class of common stock, (ii) to adopt a Third Amended and Restated Certificate of Incorporation to reflect the foregoing conversion, and (iii) to authorize the Board of Directors of the Company to split the Company’s existing or new capital stock at a ratio to be determined by the Board if the Board deems it desirable to do so in order to facilitate the public offering.

2.                 Definitions

Capitalized terms used in the Plan shall have the meanings assigned to them in this Section 2.  Singular terms shall include the plural as well as the singular, and vice versa.  Use of the masculine gender shall include the feminine as well.  The terms “herein,” “hereof” and “hereunder,” and other words of similar import, refer to the Plan as a whole and not to any particular Section or other subdivision.

“Board” means the Board of Directors of the Company.

“Certificate” means the Second Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of State on March 22, 2007 together with the Certificate of Correction thereto filed with the Delaware Secretary of State on March 29, 2007, as it may be amended hereafter and prior to the Effective Date.

“Commission” means the United States Securities and Exchange Commission.

“Company” means Global Geophysical Services, Inc., a Delaware corporation.

“Custody Letter” means the Letter of Transmittal and Custody Agreement to the Stock Transfer Agent in the form to be provided to Stockholders.

“DGCL” means the Delaware General Corporation Law, as amended.

“Effective Date” means the effective time and date stated in the Restated Certificate filed with the Delaware Secretary of State pursuant to Section 4(a) of the Plan.

“Existing Common Stock” means the Existing A Common Stock and the Existing B Common Stock, each as hereinafter defined.

“Existing A Common Stock” means the 30,000,000 shares of Class A common stock of the Company authorized to be issued by the Certificate, 3,709,100 shares of which are presently issued and outstanding.

“Existing B Common Stock” means the 120,000,000 shares of Class B common stock of the Company authorized to be issued by the Certificate, 4,601,655 shares of which are presently issued and outstanding.

“Existing Covenants” means those certain letter agreements, together with the rights, privileges and obligations contained therein, by and between the Company and its employees who own shares of Existing Common Stock.

“Existing Preferred Stock” means the existing Series A Convertible Preferred Stock of the Company authorized to be issued by the Certificate, 20,243,040 shares of which are presently issued and outstanding.

“New Common Stock” means the new, single class of common stock of the Company to be authorized upon the filing of the Third Amended and Restated Certificate of Incorporation of the Company with the Delaware Secretary of State.

“Plan” means this Plan of Recapitalization, as it may hereafter be amended.

“Public Offering” means the proposed initial public offering of New Common Stock by the Company pursuant to the Registration Statement.

“Registration Statement” means a registration statement on the form prescribed by the Commission that may be filed by the Company with the Commission for the Public Offering.

“Requisite Amount” means the affirmative vote of at least a majority of the issued and outstanding shares (excluding those held in the Company’s treasury) of Existing A Common Stock, the Existing B Common Stock, and the Existing Preferred Stock, each voting as a separate class.

“Restated Certificate” means the Third Amended and Restated Certificate of Incorporation of the Company in the form attached hereto as Exhibit A.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Transfer Agent” means the stock transfer agent to be selected by the Company to serve as the stock transfer agent for the New Common Stock.

“Stockholders” means, at any particular time prior to the Effective Date, the holders of the Existing Common Stock and/or Existing Preferred Stock.

3.                 Conditions to Implementation of the Plan

The Plan will not be effective and will not be implemented until each of the following conditions has been satisfied:

(a)                Approval by the Stockholders.  The Stockholders must vote for and approve the Plan in accordance with the DGCL, by the Requisite Amount, either by written consent or at a special meeting of the Stockholders.  As a condition to approving the Plan, the Stockholders must also vote for and approve the Restated Certificate and authorize the Board to split the New Common Stock, each by the Requisite Amount.

(b)               Registration Statement Declared Effective.  The Registration Statement must be declared effective by the Commission, and such declaration shall not have been revoked.

(c)                Closing of Public Offering.  The underwriters and the Company shall have executed and delivered the underwriting agreement for the Public Offering, and the managing underwriter shall have notified the Company that the managing underwriter is prepared, subject to the terms of the underwriting agreement, to close the Public Offering.

(d)               Board Approval.  The Board shall have adopted a resolution determining to put into effect the Plan, or any portion thereof. (For example, the Board may determine to further split the existing three shares of the Company’s stock, but not to carry out the conversion of Existing Preferred Stock and Existing Common Stock into New Common Stock as contemplated by paragraph 4 (b) and (d) below.)

(e)                Compliance with Laws.  The Company and the Board shall comply with any other conditions necessitated by compliance with applicable securities laws and the DGCL, all in the Board’s discretion.

4.                 Implementation of the Plan

Following the satisfaction of the conditions set forth in Section 3, the Plan will be implemented as follows:

(a)                Conversion of Existing Common Stock and Existing Preferred Stock.  If the Board determines to carry out the conversion of Existing Preferred Stock and Existing Common Stock into New Common Stock, then:

(i)                 Filing of Restated Certificate.  Prior to the execution and delivery of the underwriting agreement for the Public Offering, the Company shall execute and file the Restated Certificate with the Delaware Secretary of State.

(ii)                Conversion of Existing Common Stock and Existing Preferred Stock. On the Effective Date, each issued and outstanding share of Existing Preferred Stock and Existing Common Stock shall be automatically converted into one (1) share of New Common Stock.

(iii)               Cancellation of Shares not Outstanding.  All shares of Existing Common Stock and Existing Preferred Stock not outstanding shall be automatically canceled.

(iv)              Effectiveness of Existing Covenants.  The Existing Covenants shall remain in full force and effect with respect to the shares of New Common Stock issued and outstanding pursuant to the Restated Certificate, after giving effect to the Plan and the split contemplated in Section 4(b), if any.

(v)               Delivery of Certificates and Custody Letter.  As soon as practicable before or after the Effective Date, Stockholders shall be notified and requested to surrender certificates for shares of Existing Preferred Stock or Existing Common Stock, duly endorsed in blank, together with the Custody Letter.  Such stock certificates and Custody Letters shall be delivered to the Stock Transfer Agent, who will issue certificates representing the appropriate number of shares of New Common Stock in accordance with the Custody Letter terms.  The Stock Transfer Agent will, in its reasonable discretion, determine the procedure to address lost certificates and similar matters regarding the exchange of Existing Common and Existing Preferred Stock for shares of New Common Stock.  No fractional shares or certificates will be issued in connection with the Plan.  Rather, the Company will pay cash in lieu of any fraction of a share which any Stockholder would otherwise receive.  The price for such fractional shares will be the price per share of New Common Stock in the Public Offering.

(b)               Stock Split.  On the Effective Date, at the option of the Board, either (i) the Existing Preferred Stock and Existing Common Stock may be split or reverse split into a larger or smaller number of shares of the same class and series or (ii) if the conversion of Existing Preferred Stock and Existing Common Stock into New Common Stock has occurred,  the New Common Stock may be split or reverse split into a larger or smaller number of shares of New Common Stock, in each case at a ratio to be determined by the Board, all in its sole discretion.

5.                 Miscellaneous

(a)                No Waiver of Approval Rights.  By approving the Plan, the holders of the Existing Preferred Stock are not waiving any approval rights under the Certificate of Designation for the Existing Preferred Stock, including approval over issuances or repurchases of shares pursuant to Section C(c) of such Certificate of Designations.

(b)               Termination of the Plan.  At any time prior to the Effective Date, the Board may, in its sole discretion, elect to terminate the Plan. If all conditions set forth in Section 3 hereof are not satisfied on or before December 31, 2011, or if the Board should sooner determine, for any reason, not to proceed with the Plan, this Plan will terminate.  No person shall have any rights or claims against the Company, the Board or any officers, employees or representatives of the Company or any subsidiaries of the Company in the event the Plan is terminated.

(c)                Amendment to the Plan.  The Plan may not be amended by the Board without the approval of the Stockholders in accordance with the DGCL, either by written consent or at a special meeting of the Stockholders.

(d)               Right to Rely upon Documents Deemed Genuine.  The Company, the Board, and the directors, officers and employees of the Company or its subsidiaries shall have the right to rely upon documents and records deemed in good faith to be genuine, authorized or properly executed and shall incur no liability or obligation for acting in reliance thereon.

(e)                Governing Law.  The Plan, and the rights and obligations of all parties under the Plan, will be governed by and construed in accordance with the internal laws of the State of Delaware.

Dated April 14, 2008.

Global Geophysical Services, Inc.

By:	/S/ Richard A. Degner
Richard A. Degner, President